UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-41774

FITELL CORPORATION

23-25 Mangrove Lane

Taren Point, NSW 2229

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 7, 2023, Fitell Corporation (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Revere Securities LLC and R.F. Lafferty & Co., Inc., as representatives of the several underwriters listed on Schedule 1 to the Underwriting Agreement (the “Representatives”), relating to the Company’s initial public offering (the “IPO”) of 3,000,000 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”).

On August 10, 2023, the Company closed the IPO. The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-267778), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 7, 2022, as amended, and declared effective by the SEC on August 7, 2023. The Ordinary Shares were priced at $5.00 per share, and the offering was conducted on a firm commitment basis. The underwriters were granted a 45-day option to purchase up to additional 450,000 Ordinary Shares to cover over-allotments, if any. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “FTEL” on August 8, 2023.

In connection with the IPO, the Company issued a press release on August 8, 2023 announcing the pricing of the IPO and a press release on August 10, 2023 announcing the closing of the IPO.

On August 10, 2023, pursuant to the Underwriting Agreement, the Company issued warrants (the “Representatives’ Warrants”) to the Representatives, which enable the Representatives to purchase up to an aggregate of 60,000 Ordinary Shares, at an exercise price equal to $5.75 per share. The Representatives’ Warrants may be exercised beginning on August 10, 2023 until August 10, 2028.

Copies of the Underwriting Agreement, the two press releases, and the form of the Representatives’ Warrants are attached hereto as Exhibits 1.1, 99.1, 99.2, and 4.1 respectively, and are incorporated by reference herein. The foregoing summaries of the terms of the Underwriting Agreement and the Representatives’ Warrants are subject to, and qualified in their entirety by, such documents.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fitell Corporation

Date: August 10, 2023	By:	/s/ Guy Adrian Robertson
	Name:	Guy Adrian Robertson
	Title:	Chief Executive Officer and Director (Principal Executive Officer)

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement dated August 7, 2023 by and between the Company and the Representatives

4.1	Form of Representatives’ Warrants

99.1	Press Release on Pricing of the Company’s Initial Public Offering

99.2	Press Release on Closing of the Company’s Initial Public Offering